Exhibit 5.2

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

February 18, 2004

Teva Pharmaceutical Industries Limited

5 Basel Street

Petach Tikvah 49131

Israel

Ladies and Gentlemen:

We have acted as special U.S. counsel for Teva Pharmaceutical Industries Limited, an Israeli corporation (the “Company”), in connection with the Teva Pharmaceuticals USA, Inc. 2000 Non-Qualified Stock Option Plan (as amended) (the “2000 Plan”) and the Stock Option Plan for Novopharm Employees (the “Novopharm Plan” and, together with the 2000 Plan, the “Plans”). In that regard, the Company is filing a registration statement on Form S-8 (the “Registration Statement”) with the United States Securities and Exchange Commission to register the offering and sale of 1,100,000 ordinary shares, par value NIS 0.1 per share, of the Company (the “Shares”), to be issued under the Plans. The Shares, to be represented by the Company’s American Depository Shares (“ADSs”) under the Deposit Agreement, dated as of February 12, 1997 (the “Deposit Agreement”), among the Company, The Bank of New York, as depositary (the “Depositary”), and the holders from time to time of the Company’s ADSs, are issuable to certain employees of direct and indirect subsidiaries of the Company in the United States and Canada upon exercise of options (the “Options”) granted to such employees under the Plans (the “Optionholders”).

We have reviewed the Deposit Agreement and the American Depositary Receipts (“ADRs”) evidencing ADSs and have considered such aspects of New York law as we have deemed relevant for purposes of the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic originals of all documents submitted to us as copies.

Subject to the qualifications set forth below, and based upon, and subject to, the foregoing, we are of the opinion that:

1.

The Deposit Agreement, assuming due authorization, execution and delivery by the Depositary and the Company, constitutes a legal, valid, binding and enforceable agreement of the Company, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

2.	Upon issuance by the Depositary of the ADRs evidencing ADSs, against the deposit of the duly and validly issued Shares in accordance with the provisions of the Deposit Agreement, the ADRs will be duly and validly issued and the persons in whose names such ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

3.	The ADSs, when sold to the Optionholders in accordance with the Plans and the Options granted thereunder, will entitle the holders of such ADSs to the rights specified in the Deposit Agreement.

We are members of the bar of the State of New York and do not express any opinion as to the laws of any other jurisdiction.

This opinion is being rendered solely in connection with the registration of the offering and sale of the Shares, as represented by ADSs, pursuant to the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. By giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations issued or promulgated thereunder.

Very truly yours,

WILLKIE FARR & GALLAGHER LLP

/s/ Willkie Farr & Gallagher LLP